

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
Ms. Theresa E. Wagler
Executive Vice President and Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

> **RE: Steel Dynamics, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 0-21719**

Dear Ms. Wagler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Segment Operating Results 2014 vs. 2013

1.   We note your discussion of segment operating results for 2014 as compared to 2013. In future filings please enhance your disclosure to also include a discussion of segment operating results for 2013 as compared to 2012.

Item 8. Consolidated Financial Statements and Supplementary Data, page 57

Note 1. Description of the Business and Summary of Significant Accounting Policies, page 66

Impairment of Long-Lived Tangible and Finite-Lived Intangible Assets, page 70

2.   We note that your assessment of the recoverability of the carrying value of your Minnesota ironmaking operations' fixed assets resulted in a $260.0 million impairment

charge during the fourth quarter of 2014. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures in future filings:

- The percentage by which fair value exceeds the carrying value;

- A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Releases for guidance.

Exhibit 32 – Certifications

3.   Your Section 906 certifications presented in your Form 10-K for the year ended December 31, 2014 currently refer to the year ended December 31, 2013. Given that this Form 10-K is not for the year ended December 31, 2013, please amend your Form 10-K to provide updated certifications that refer to the year ended December 31, 2014. Please also ensure the certifications are currently dated and refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief